

August 18, 2014

Via E-mail
W. Bryan Hill
Chief Financial Officer and Treasurer
RealPage, Inc.
4000 International Parkway
Carrollton, Texas 75007-1951

> **Re:** **RealPage, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-34846**

Dear Mr. Hill:

We have reviewed your letter dated July 30, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 17, 2014.

Item 1. Business, page 2

1.   We note your response to prior comment 1 that you do not believe that disclosing any backlog information would not be material to investors. We also note that in your earnings calls you discuss the growth in your bookings each period, although such amounts are not quantified. Please clarify whether your reference to bookings is equivalent to backlog or your total contract value. Additionally, considering you discuss the growth in your bookings in your earnings calls, please tell us why you believe the quantification of backlog is not material to investors.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief